Exhibit 99.4

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200 AUSTIN, TEXAS 78730-1111 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

March 13, 2026

Mr. John Picton

Vice President of Engineering

WhiteHawk Energy, LLC

2000 Market Street, Suite 910

Philadelphia, PA 19103

Re: Evaluation Summary – SEC Price Case
WhiteHawk Income Corporation Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2025
Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue

Dear Mr. Picton:

As requested, this report was completed on March 13, 2026 for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the WhiteHawk Income Corporation (“WhiteHawk”) interests for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (“SEC”). Per WhiteHawk, this report includes 100% of WhiteHawk’s reserves, which are made up of oil and gas properties in the Appalachian, Anadarko, Haynesville and other basins. This report utilized an effective date of December 31, 2025 and was prepared in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	1,153.7	202.9	1,356.6	35.6	1,392.1
Gas	- MMcf	154,137.0	19,094.2	173,231.1	4,149.3	177,380.4
NGL	- Mbbl	2,914.2	459.0	3,373.2	83.5	3,456.7
Net Revenue
Oil	- M$	72,628.5	12,811.7	85,440.2	2,244.0	87,684.2
Gas	- M$	467,469.1	56,829.5	524,298.7	12,437.4	536,736.0
NGL	- M$	63,850.5	10,474.7	74,325.1	1,820.8	76,146.0
Severance and
Ad Valorem Taxes	- M$	14,256.1	1,341.7	15,597.8	272.5	15,870.3
Future Production Costs	- M$	83,746.2	8,035.9	91,782.2	1,640.3	93,422.5
Future Development Costs	- M$	1,270.6	0.0	1,270.6	0.0	1,270.6
Net Operating Income (BFIT)	- M$	504,675.4	70,738.2	575,413.7	14,589.5	590,003.1
Discounted @ 10%	- M$	244,245.2	41,111.5	285,356.8	8,333.3	293,689.9

WhiteHawk Income Corporation Interests – SEC Price Case

March 13, 2026

Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates. Proved Developed reserves were estimated at 1,356.6 Mbbl oil, 173,231.1 MMcf gas and 3,373.2 Mbbl NGLs (or 201,609.5 MMCFE6). Of the Proved Developed reserves, 178,544.4 MMCFE6 were attributed to producing zones in existing wells and 23,065.2 MMCFE6 were attributed to zones in existing wells not producing. “MMCFE6” as used herein utilized the conversion rate of 1 barrel of oil or NGL is equivalent to 6 MCF of gas..

Future net revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (future net income) is after deducting these taxes, future (development) capital costs and production (operating) costs, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cashflow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves, which include oil and condensate volumes, and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2025 were $65.34/BBL and $3.387/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during January 2025 through December 2025 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during January 2025 through December 2025. NGL prices were adjusted on a per-property basis and averaged 33.7% of the oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $62.99 per barrel for oil, $3.03 per MCF for natural gas, and $22.03 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Taxes and Future Development Costs

Expenses: Future production costs in the form of lease operating expenses (LOE) were applied to all wells based on regional averages by reservoir. LOE is not paid by the mineral owner but was applied in this evaluation to aid in proper economic limit determinations for the mineral properties herein. LOE were held constant in accordance with SEC guidelines.

Taxes: Oil and gas severance taxes were applied based on applicable state guidelines. Ad valorem tax rates were applied as provided by your office and appear reasonable and appropriate for this evaluation. Severance and ad valorem taxes are combined in the cash flows appearing as “Production Taxes”.

Future Development Costs: Drilling and completions costs (“investment”) were estimated by lateral length on a reservoir basis. Capital is not paid by the mineral owner and, therefore, not included in this evaluation except on the limited number of working interest properties. However, capital was used to assist in proper commerciality determinations of each upside location. Investments were not escalated in this report. Investments were not escalated in this report as per SEC guidelines.

WhiteHawk Income Corporation Interests – SEC Price Case

March 13, 2026

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. We evaluated 6,558 PDP properties (representing 10,932 wells) as part of this review, with production volumes updated through December 2025 as provided by WhiteHawk.

Non-producing reserve estimates, including developed and undeveloped, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

New locations within the WhiteHawk acreage include wells currently drilling, permitted wells, and / or wells expected to be drilled based on operator information or regional activity. For each new drill, a reserve category of PDNP and PUD was assigned based on proximity to production, geologic control, anticipated timing and regulatory considerations by state and reservoir. Reserves for each location were assigned based on offset analogy to production with preference given to modern completions.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.

This evaluation includes 294 developed non-producing wells (drilled but uncompleted, 292 of which are commercial at strip pricing used herein) anticipated to start production in 2026, and 136 proved undeveloped locations (134 of which are commercial). Each of these drilling locations proposed as part of operator’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five years. Furthermore, operators of these locations have demonstrated through their actions that they have adequate company staffing, financial backing and prior development success to ensure this development plan will be executed.

General Discussion

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses was furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our

WhiteHawk Income Corporation Interests – SEC Price Case

March 13, 2026

best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Further, the net cost of plugging and abandonment have not been included herein, as a mineral owner is not responsible for capital costs.

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or WhiteHawk Income Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC. TEXAS REGISTERED ENGINEERING FIRM F-693

/S/ W. TODD BROOKER
W. TODD BROOKER, P.E.
PRESIDENT

/S/ ROBERT P. BERGERON, JR.
ROBERT P. BERGERON, JR., P.E.
PARTNER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200 AUSTIN, TEXAS 78730-1111 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

Professional Qualifications of W. Todd Brooker, P.E.

Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates, Inc. (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992 and became President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company U.S. Securities and Exchange Commission (SEC) disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), and a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Based on his educational background, professional training and more than 30 years of experience, Mr. Brooker and CG&A continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693